FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
Following is a transcript of the Vulcan Materials Company second quarter earnings conference call held on July 31, 2007.
Important Information
This document may be deemed to be solicitation material in respect of the proposed acquisition by Vulcan Materials Company of Florida Rock Industries, Inc. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Virginia Holdco, Inc., a wholly-owned subsidiary of Vulcan Materials, with the SEC on July 13, 2007 (Registration No. 333-142060), containing a definitive proxy statement/prospectus and other documents filed by Vulcan Materials and Florida Rock. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus were mailed to shareholders of Florida Rock. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on April 11, 2007, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 27, 2006. Additional information , if any, regarding the interests of such potential participants has been included in the proxy statement/prospectus and the other relevant documents filed with the SEC.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Vulcan Materials and Florida Rock, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

CORPORATE PARTICIPANTS
Don James
Vulcan Materials — Chairman & CEO
Dan Sansone
Vulcan Materials — SVP & CFO
CONFERENCE CALL PARTICIPANTS
David MacGregor
Longbow Research — Analyst
Chris Manuel
KeyBanc Capital Markets — Analyst
Louis Sarkes
Chesapeake Partners — Analyst
John Fox
Fenimore Asset Management — Analyst
Andy Schaffer
Farley Capital — Analyst
Ajay Kaduwal
Goldman Sachs — Analyst
Wayne Cooperman
Cobalt Capital Management — Analyst
Jack Kasprzak
BB&T Capital Markets — Analyst
Dean Asaski
Credit Suisse — Analyst
Alan Mitrani
Sylvan Lake Management — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen. Welcome to the second quarter 2007 Vulcan Materials earnings conference call. I will be your facilitator for today’s call. At this time, all participants in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the call over to Mr. Don James, Chairman and Chief Executive Officer of Vulcan Materials. Please proceed, sir.
Don James — Vulcan Materials — Chairman & CEO
Thank you. And thank all of you for joining this conference call to discuss our second quarter results and our outlook for the remainder of the year. I’m Don James Chairman and Chief Executive Officer of Vulcan Materials. We appreciate your interest in Vulcan and hope our remarks and dialogue will be helpful to you. A replay will be available later today at our website. Joining me today are Dan Sansone, our Senior Vice President and Chief

Financial Officer and Ron McAbee, Senior Vice President of Construction Materials West. Before I begin, let me remind you that certain matters to be discussed in this conference call contain forward-looking statements which are subject to risks and uncertainties that can cause actual results to differ materially from those projected including the pending merger with Florida Rock Industries. Descriptions of these risks and uncertainties are detailed in the company’s SEC reports including our most recent report on form 10-K. Forward-looking statements speak only as of the date hereof and the company assumes no obligation to update such statements.
Last night after the market closed, we reported second quarter 2007 earnings from continuing operations of $144 million or $1.46 per diluted share. We are pleased with our second quarter performance and remain on track to report record earnings for the full year. Earnings from continuing operations in the second quarter of 2006 were $1.50 and included gains of $0.15 per share resulting from the sale of contractual rights to our Bellwood quarry in Atlanta, $0.06 per share resulting from increase in the carrying value of the ECU earn-out, and $0.03 cents per share referable to a change in accounting principle retrospectively applied. Excluding these gains, comparable earnings per diluted share from continuing operations were $1.46 this year versus $1.26 last year, an increase of 16% over last year’s second quarter. Increased aggregate revenues in the second quarter offset lower concrete revenues. Consolidated net sales were flat with the prior year’s level, however gross profit increased 11%.
The significant slowdown in residential construction driven by excess inventories of single family houses in many markets resulted in lower than expected volumes in all major product lines. Pricing for each major product line increased versus last year’s second quarter levels, more than offsetting the earnings effect from lower volumes. Gross profit as a percentage of net sales increased from 32% in last year’s second quarter to 35% this year. Our ability to expand margins in spite of lower volumes demonstrates the resilience of our aggregates business. We have realized margin improvements in each of the last five quarters despite year-over-year declines in aggregate shipments. During this period of expanding margins, we also have been proceeding on initiatives to boost aggregate reserves at 15 operations, pursue several new quarry sites and distribution facilities, add capacity and improve production efficiencies and business processes. Spending on these initiatives is reflected in our second quarter reported cost of sales and overheads. We believe these initiatives offer attractive returns that will add to the future value of our business.
Second quarter 2000 sales and earnings for aggregates increased from prior year levels due to higher pricing. The average price for aggregates, excluding freight for distribution sites, increased 14.6% from the prior year second quarter. Aggregate shipments in the second quarter decreased 10% from last year’s second quarter level. Aggregates unit costs of sale were higher than the second quarter 2006 due mostly to the effect of lower production volumes on fixed cost absorption and increased depreciation and project-related expenses. Depreciation expense was higher than last year’s second quarter as a result of the growth projects recently completed and brought online. Fixed costs associated — or fixed costs increased from the prior year due to expenses associated with plan improvement projects which are underway. Variable cost of sales increased moderately with some of our plan improvement projects beginning to show positive cost improvement. Unit costs for diesel in the second quarter approximated the prior year second quarter.
Second quarter asphalt sales were flat with the prior year while asphalt earnings increased significantly as a result of higher selling prices. Asphalt prices increased 16% from the prior year second quarter more than offsetting a 14% decrease in sales volume and higher transfer prices for our internally supplied aggregates. Second quarter asphalt earnings also benefited from slightly lower unit costs for liquid asphalt. Concrete sales decreased $17 million from the prior year’s first quarter — really the prior year’s second quarter due to sharply lower sales volume. Concrete earnings also decreased. Concrete prices increased 7% demonstrating some resiliency to weaker demand from residential construction in Southern California and Arizona. Higher pricing was more than offset by sharply lower volumes as well as higher costs for cement and for aggregates supplied internally from our quarries. Higher earnings in asphalt, aggregates and aggregate related transportation more than offset the lower concrete earnings.
Billing, administrative and general expenses in the second quarter increased approximately $6 million over last year. This increase is due mostly to higher employee-related costs and expenses and to certain corporate initiatives including improving our business processes and the pending acquisition of Florida Rock Industries. Let me explain what we mean by corporate initiatives on the way. Annually, we have strategic reviews with each of our divisions. Through this process, we have identified projects that provide excellent opportunities to grow our aggregates reserves in attractive high growth markets. These opportunities include permitting new reserves, Greenfield site development as well as acquisitions. In some of these projects we have taken the necessary steps to add additional resources to support the effort underway. We believe the incremental costs related to these projects will strengthen our aggregates reserves position and will add to the future value of the company.
Secondly, the pending Florida Rock merger creates an opportunity for our combined organizations to make our business processes more effective. Information systems are an example of where the two organizations have begun working together to identify future business needs and to develop the best solutions to meet those needs going forward. We believe the incremental costs being expended currently will certainly benefit us in the near future. We estimate SAG expenses related to the Florida Rock transaction total approximately $1.5 million in the second quarter. Other operating income in last year’s second quarter included a $24.8 million gain from the sale of the contractual rights to the company’s Bellwood quarry in Atlanta. There’s no comparable gain in this year’s second quarter. Other income in the prior year’s second quarter included a $10.8 million gain in the carrying value of the ECU earn-out compared with a $1.2 million gain in this year’s second quarter. As of June 30, 2007, we have now recognized the full $150 million maximum payment provided under the terms of the ECU earn-out agreement related to the sale of our chemicals business. Thus far, we have received cash payments of $128 million from that earn-out. The remaining $22 million due under the contract we will receive in the third quarter of 2007.
Turning now to our outlook, let me begin by saying we remain confident in our ability to continue strong earnings growth, despite the current weakness in residential construction activity. Our business has performed well in the first half of 2007. We expect a similar performance in the last half of ‘07. We expect second half 2007 earnings from continuing operations of $2.80 to $3.15 per diluted share compared with $2.64 reported in the second half of last year. For the full year, we expect record earnings of $5.18 to $5.53 per diluted share. The pricing momentum we achieved in 2005 and 2006 continues in 2007. For the full year, we now expect aggregate pricing to improve 12 to 13% versus the prior year. The earnings contribution from higher aggregate prices should more than offset the earnings effect of a decrease in aggregates shipment resulting from weakness in residential construction. We expect aggregate shipments in the second half of 2007 to be down approximately 2% from the prior year’s second half resulting in a full-year decline of approximately 7% compared to 2006.
Generally, a slowdown in aggregate shipments is relatively short lived due to the broad and diverse end use markets for aggregates. Through June 30th this year, aggregate shipments have declined for five consecutive quarters. We believe a slowing in the rate of decrease is reasonable because of the growth in spending for highways and in certain private nonresidential construction markets, as well as the relatively low level of single family starts reported in recent months. You may recall in the second half of 2006 our aggregate shipments had already begun to slow due to declines in residential construction. We ended the second half of 2006 down over 6% in aggregate tons in the second half of ‘05 which approximated the second half level shipped in 2003. Construction spending in most categories of private non-residential construction continues to grow in 2007 and will help mitigate some of the weakness in residential construction. These construction end markets include a wide array of project types, which generally are more aggregates-intensive than residential construction.
Economic factors such as job growth, office vacancy rates, private infrastructure needs—including growth and energy related projects—and demographic trends helped drive overall demand for non-residential construction. Our geographic footprint positions us well in the regions expected to show the most growth in 2007. Current economic and construction data suggests that aggregates demand in Vulcan served markets should exceed the U.S. led by office-related and institutional projects. Aggregates’ demand from highway construction in Vulcan served markets should increase in 2007, primarily as a result of higher federal and state spending levels and moderating liquid asphalt costs. Stable liquid asphalt and diesel costs are bringing highway bids back in line with project budgets and are increasing highway construction activities in markets where projects had been deferred. We typically provide updates from highway funding initiatives either at the federal level or in our key states. We hope this commentary is helpful to you as you study this important market and its ability to provide steady growth and demand for aggregates.
Today I’d like to comment on three separate news items. In April, we told you that the Virginia House and Senate approved overwhelmingly Governor Cain’s amended transportation funding bill, paving the way for the first funding reform in many years. This legislation would increase transportation funding approximately $1 billion annually over the next five to six years. Revenue sources would include new state, regional and local sources, redirected general funds and $3 billion in transportation bonds. Today I’m pleased to say that the regional transportation authorities in Virginia have already approved funding measures to raise additional revenues for these transportation projects. In California, voters approved five state-wide bond measures totaling approximately $42.7 billion that will help improve the state’s infrastructure including transportation, education and housing. Implementation plans for each bond program are being developed in a collaborative effort of state, regional and local authorities. At this time, $15.3 billion of the $19.9 billion approved by voters under proposition 1b has been approved by the implementing agencies with an additional $4.6 billion pending approval. Additionally, $22.8 billion in new spending approved by voters in November to address infrastructure needs in transportation, education, trade and housing is being planned by various oversight agencies in California.
Transportation bonds authorized by the November elections will become available to the implementing agencies upon appropriation in the annual budget act. Currently the state legislature is negotiating a budget for fiscal year ending June 2008. The governor’s proposed 2008 budget in California submitted in May includes $6.2 billion of capital outlay for transportation projects of which $2.3 billion, part of the $19.9 billion approved as proposition 1b. An additional $600 million of prop 1b fund will go directly to the cities and counties for street and road improvement. The 2008 proposed funding level is an increase of $1.3 billion from the record $4.9 billion allocated in fiscal year 2007 and is a substantial increase from the $900 million that was allocated in fiscal year 2005. The governor believes additional funding is necessary to go beyond existing needs for transportation capacity and to begin meeting future transportation and infrastructure needs. To that end, he has proposed that an additional $43 billion of infrastructure bonds be submitted to the voters for approval between 2008 and 2010 that include additional construction of education, flood control, judiciary and public safety projects. As part of this proposal, a bill to raise $7.4 billion in bond funding to build prisons has already been approved.
Finally, I’d like to comment on federal funding for highways. On July 24, the House of Representatives overwhelmingly approved legislation that would provide record funding levels for this federal highway and transit program including $40.2 billion for the core highway program. That’s an increase of $1.1 billion over the FY 2007 level. The Senate’s also expected to improve this increased funding level in companion measures to be completed later this year. This will adhere to the guaranteed funding level requirements set forth in the 2005 safety highway and transit reauthorization laws. Safety is fully funded at $39.1 billion for FY 2007, a level guaranteed in the current six-year bill and $3.5 billion above the FY 06 level. Earlier in July, the administration and U.S. Department of Transportation announced revised revenue and spending forecasts for the highway trust fund. Their revised forecast increased a predicted cash deficit in the fund’s highway account from $800 million to $4.3 billion by the end of FY ‘09, citing lower than anticipated purchases of gasoline and diesel fuel. Members of both the House and Senate are working with a wide range of constituents on a number of measures to make up for any potential shortfall.
I mentioned in my opening remarks that we’re proceeding on a number of capital projects that will add capacity, increase efficiency and boost aggregate reserves at existing locations, as well as pursuing several new quarry sites and distribution facilities to serve our markets for the long term. Several of these projects are focused on enhancing our ability to serve the expected increase in aggregates demand from highway and other infrastructure projects in California. We are encouraged by recent approvals we have received to expand existing reserves in certain supply scarce California markets. Vulcan will continue to be a long-term supplier and partner in these communities. We are also investing in projects to increase the supply of aggregates gates to attractive coastal markets in the southeast. In both California and the coastal southeast, the industry reserve base for aggregates is shrinking due to completion, regulation and litigation. We have significant reserves available to serve these high-growth markets and are further developing our production, transportation and distribution capacity to grow our presence in these markets.
Our estimate for capital spending on property, plant and equipment in 2007 remains unchanged from our prior guidance of $475 million to $550 million, which we provided at the end of first quarter, exclusive of acquisitions. Capital investment opportunities contemplated in this estimate provide attractive returns and will help us serve our customers and markets more effectively going forward. They will also help us reduce production costs as well as add additional reserves. Additionally, earnings guidance for continuing operations in 2007 does not reflect the pending merger with Florida Rock. In closing, I would like to reiterate our confidence in future sales and earnings growth for Vulcan. That confidence is based on three things. One, construction spending remains at high levels. Relative end market demand is returning to historical norms that match very well with our geographic footprint and our strategic focus. Pent-up demand for improved transportation infrastructure is finally moving toward construction in key Vulcan states. Two, because of aggregates gate’s broad use in construction, aggregates demand is well balanced between end markets. When residential construction stabilizes then begins to recover, our business will benefit greatly. Finally, as a result of the solid demand in markets and the high costs and challenges of securing new reserves and of producing new reserves and the high cost of transporting aggregates in many markets, we believe the momentum underlying the price improvement is sustainable above historical trends. We certainly thank you for your interest in Vulcan. Now if our operator will give the required instructions, we’ll be happy to respond to your questions.

QUESTIONS AND ANSWERS
Operator
Yes, sir. (OPERATOR INSTRUCTIONS) And your first question comes from the line of Mr. David MacGregor of Longbow Research. Please proceed, sir.
David MacGregor — Longbow Research — Analyst
Yes, good morning, gentlemen.
Don James — Vulcan Materials — Chairman & CEO
David, how are you?
David MacGregor — Longbow Research — Analyst
Good, thank you. I guess just a couple of quick model questions. Can you give us the mix on the quarter percentage res, percentage non res, percentage infrastructure?
Don James — Vulcan Materials — Chairman & CEO
I don’t have that data available, David.
David MacGregor — Longbow Research — Analyst
I can follow up afterwards.
Don James — Vulcan Materials — Chairman & CEO
Yeah.
David MacGregor — Longbow Research — Analyst
That’s okay. The aggregate volume is down 10% on the quarter. Can you break that out and just give us a sense, again, residential versus nonres versus infrastructure, how the volumes might have played out across those three market segments?
Don James — Vulcan Materials — Chairman & CEO
Yes. Highways were up. Private nonres was up. Both cases low single digit increases in aggregate tonnage. Housing, as we said, was way down, in the mid-20 range in aggregate tonnage, and public works was down low single digits. So the combination of residential and public works accounted for the more than 10% drop offset by increases in highways and private nonres. The public works piece has some connection to housing in that water projects and sewer projects and other utility projects that go along with residential construction were down in the quarter.

David MacGregor — Longbow Research — Analyst
As you look at the second half, and you see your aggregate volumes being down 2%, what are the assumptions you’re drawing for each of these individual segments?
Don James — Vulcan Materials — Chairman & CEO
We believe highways will continue to increase over last year. Private nonres will continue to increase over last year. We see continued weakness in residential. As I said in my remarks, as we compare last year’s second half with this year second half, the volume comps are easier for us than the first half.
David MacGregor — Longbow Research — Analyst
Right, right. Do you still look for private nonres and highway? Are we talking now more like mid single digit increases?
Don James — Vulcan Materials — Chairman & CEO
Yes. In aggregate tonnage. In dollars it’s maybe higher than that, but in terms of aggregate tonnage.
David MacGregor — Longbow Research — Analyst
Right. In Cap Ex spending, you talked about one of the benefits of this capital spending budget is lower production costs. I’m just wondering over the next couple of years, the capital that you’re spending on lowering your production costs, can you achieve lower production costs than the inflation rate. Can you more than offset the inflation rate or are you just going to sort of hold your ground against inflation.
Don James — Vulcan Materials — Chairman & CEO
Inflation has been substantial, as you probably know. There is, if you look at the PPI for aggregates ‘06, it was about 9%.
David MacGregor — Longbow Research — Analyst
Right.
Don James — Vulcan Materials — Chairman & CEO
The inputs to aggregates and aggregate production has been dramatically higher than that. If you look at steel’s costs, steel goes into obviously the plant construction but also we consume steel in crusher liners and other things. Those costs are up very substantially over the last two years. Liquid asphalt is up something like 15% in ‘05 and another 55% in ‘06. Cement’s up 13% in ‘05. Another 13% in ‘06. Diesel fuel is up 47% in ‘05, 15% in ‘06. So the whole input structure for construction materials has been very significant and the only way we have to offset those costs is improved productivity, largely in improvement in what we measure as tons per man hour. So we are very focused on improving our productivity and efficiency to be able to operate our plants and with a little moderation in input costs, we hope to be able to keep our production costs lower than the inflation rate.
David MacGregor — Longbow Research — Analyst

Great. Thanks very much for the thorough answer.
Operator
And your next question comes from the line of Mr. Chris Manuel of KeyBanc Capital Markets. Please proceed.
Chris Manuel — KeyBanc Capital Markets — Analyst
Good afternoon, gentlemen.
Don James — Vulcan Materials — Chairman & CEO
Hi Chris, how are you?
Chris Manuel — KeyBanc Capital Markets — Analyst
Good. A couple of questions for you. First of all, when we look at the outlook for 2008, with volumes being down now five consecutive quarters in aggregates and it looks like through the back half of the year they’ll likely be down as well, do you think we get back to more low single digits sort of growth or at least flat as we roll through 2008 and beyond?
Don James — Vulcan Materials — Chairman & CEO
Chris, we haven’t done the work yet to give you guidance on volume in 2008. My hope is, my belief is that we will see growth in volumes in ‘08 over ‘07 but it’s too early to give you any specific guidance on that.
Chris Manuel — KeyBanc Capital Markets — Analyst
Okay. When we — I’d like to circle back a little bit about the Florida Rock transaction as well. When you had originally given us some intention of 2008 or, yeah, ‘08, ‘09, ‘10 around the $2 billion of average EBITDA as the three-year average, heading into 2008 and a little bit lower level both for yourself and Florida Rock than maybe what was anticipated back in February, does that potentially slide out a year or so or is there some maybe potentially some pushout there?
Don James — Vulcan Materials — Chairman & CEO
Chris, what we plan to do is as soon as we get through the justice department review and get close to closing or can close, to go back and recalculate all of the various things that went into the EBITDA calculations and the synergy debt cost, what Vulcan’s base business we expect to do, what Florida Rock’s business will do, what the benefits of the combination are likely to achieve. And at that point, we will be able to give you some hopefully enlightened guidance on what we expect. At this point, because of the uncertainty of many of those items and the inability because of the regulatory concerns to share a lot of information, we are really not in a position to update that.
Chris Manuel — KeyBanc Capital Markets — Analyst
Okay. I understand. I appreciate that. And then the last question I had was a month thus far into your third quarter, have the volume trends begun to improve vis-à-vis where we saw second quarter levels with respect to weather and such?

Don James — Vulcan Materials — Chairman & CEO
Chris, we’ve never commented on quarterly activities before the end of the quarter, and I don’t want to start doing that now.
Chris Manuel — KeyBanc Capital Markets — Analyst
I guess what I’m getting at is more with respect to—can you talk about weather being a challenge through the second quarter, and clearly it’s been a challenge a little bit here into the beginning of this quarter, but at this juncture it appears as though in many of the locations the weather’s begun to break. I just wondered if you felt as though that were the case, have you begun to show any change in that regard?
Don James — Vulcan Materials — Chairman & CEO
Chris, I don’t think I have said the second quarter weather was a negative factor. The only place we had bad weather in the second quarter was Texas. Virtually all of the rest of our markets we had reasonably good weather. So I don’t know where the basis of your question’s coming from, but I think second quarter weather was okay except in Texas. Third quarter weather will be what it is. We don’t — we don’t have any way of predicting that at this point.
Chris Manuel — KeyBanc Capital Markets — Analyst
OK. Thank you very much.
Operator
And your next question comes from the line of Mr. Louis Sarkes of Chesapeake Partners.
Louis Sarkes — Chesapeake Partners — Analyst
Thank you. Don, just a quick follow-up, too, on Florida Rock. Obviously it’s taking longer than any of us originally thought to get to the finish line here. But is it fair to say you’re as excited today as back in February when you signed up the deal? And while things take longer, is it also fair to say that there’s been nothing out of the ordinary that you couldn’t have anticipated going through the process and that, you know, at some point here, it’s going to come down to an end?
Don James — Vulcan Materials — Chairman & CEO
I think the financial markets had anticipated the downturn in housing and in Florida and northern Virginia in particular and had projected that into the share price of Florida Rock as well as Rinker in the Florida market. That anticipation made this transaction possible. As I said to many people, we have to focus on the long term. We’re an aggregates-focused business and getting long-term reserves in high-growth markets is a real strategic imperative for us. And Florida Rock, I remain excited about the opportunities for our combined businesses and the opportunities that that aggregate focus will provide for us. The demographics of Florida and northern Virginia remain extraordinarily robust. We see no deviation in the patterns of recent years in the very rapid population and job growth in those markets. We certainly understand the long-term reserve situation in those markets, and we’re very optimistic about the long-term benefit to our shareholders with the combination of the three companies.
Louis Sarkes — Chesapeake Partners — Analyst

Excellent. Obviously it’s still a strategic imperative. And just as you’ve gone through the nuts and bolts, is it fair to say, I mean, is there anything that’s cropped up from a regulatory standpoint that you would describe as out of the ordinary or is it just slogging through here to get to the finish line?
Don James — Vulcan Materials — Chairman & CEO
It’s a long process and we’re in the middle of it.
Louis Sarkes — Chesapeake Partners — Analyst
Thank you.
Operator
And your next question comes from the line of Mr. John Fox of Fenimore Asset Management. Please proceed, sir.
John Fox — Fenimore Asset Management — Analyst
Thank you. Good morning, everyone.
Don James — Vulcan Materials — Chairman & CEO
Hi, John.
John Fox — Fenimore Asset Management — Analyst
I wonder if I can start, given all of the stress in the credit markets the last few weeks, I wonder if you can give us an update on the financing for the Florida acquisition? What do you think that would look like? What do you think the costs will be at this point? Thank you.
Don James — Vulcan Materials — Chairman & CEO
We don’t know the precise numbers at this point. We have taken some steps to hedge our interest rate exposure. We’re in reasonably good shape there. I noted on the front of the “Wall Street Journal” today an article that pointed out that operating companies now have an advantage over private equity companies in making acquisitions because of the difference in the credit market. So a lot of the noise in the credit markets apply more to private equity than they do to strategic industrial buyers like Vulcan that actually have a balance sheet and reliable cash flows. So we’re — the credit markets move around but we think we’re in pretty good shape.
John Fox — Fenimore Asset Management — Analyst
Okay. And in terms of the different pieces, you haven’t —
Dan Sansone — Vulcan Materials — SVP & CFO
Hey, Jon this is Dan. The bridge loan continues to be in place. That was initially provided solely by one bank. That’s been syndicated to four banks now. That’s in the amount of $4 billion. Our permanent bank facilities are being upsized. Those bank facilities are now basically in place. They will become active at closing but they’ve been fully negotiated and completed. We’re actively working on the permanent financing offering. It is our objective that the shelf registration for permanent financing will become active concurrent with closing. We’ll decide at that point in time if we want to go to the bond markets then or whether we want to wait. But our objective is to be ready to go to the bond market at the same time we close the transaction and we’re on track to do that.
John Fox — Fenimore Asset Management — Analyst
Okay. Great. And Dan, for you, also, I saw inventories increased quite a bit. I wonder if there’s anything there to tell us about?
Dan Sansone — Vulcan Materials — SVP & CFO
That’s a mixture of two things, John. One, our physical units of inventories are a little bit higher. That probably represents about a third of the dollar increase. Then the unit costs also are higher this quarter than they were a year ago and that represents the remainder.
John Fox — Fenimore Asset Management — Analyst
Okay. And I’m wondering if you can tell us how you may be able to supply rock into Miami with Lake Belt situation? Are you able to get any rock down there if need be?
Don James — Vulcan Materials — Chairman & CEO
John, we have a distribution yard at Port Canaveral where we bring rock from Mexico by ship. And it can serve markets on the east coast of Florida. And that’s our principal current access to that. As you know, Miami serves the entire east coast of Florida.
John Fox — Fenimore Asset Management — Analyst
Right.
Don James — Vulcan Materials — Chairman & CEO
So we do have facilities in place. We have completed and have put in service our new ship. We have completed and put in service our production capacity expansion at our quarry on the Yucatan peninsula, and so we are well positioned to increase our shipments into Florida to offset some of the problems caused by the Lake Belt route.
John Fox — Fenimore Asset Management — Analyst
Okay. Thank you very much.
Operator
And your next question comes from the line of Mr. Andy Schaffer of Farley Capital. Please proceed, sir.
Andy Schaffer — Farley Capital — Analyst
Hi, everyone. I was wondering do you still feel that the Florida Rock acquisition should be accretive in 2008?

Don James — Vulcan Materials — Chairman & CEO
I’ll give the same answer that I gave with respect to the EBITDA calculation. I think we have — there are a number of moving parts to that analysis. Some of which we don’t yet know, including the magnitude, total magnitude of synergies, financing costs and what we expect the acquired assets to generate in terms of earnings in ‘08. We just don’t have the ability to access that information at this point because of the regulatory climate. So, we will update that when we have the data to update it. So I can’t — we can’t do that today.
Andy Schaffer — Farley Capital — Analyst
Okay. Yeah, I was just doing some quick math, and you assume like a 7% interest rate on $3.2 billion of debt, that’s over $200 million of incremental interest costs plus adding in another 11 million or so shares. That kind of looks like what Florida Rock might be earning pretax for ‘07. I’m kind of not sure how it becomes accretive.
Don James — Vulcan Materials — Chairman & CEO
We’ll certainly give you our best estimate of that when we have the data available to do it. The — as I said before, we didn’t buy Florida Rock for its ‘07 earnings, and we certainly didn’t use as a decision factor in doing this transaction whether it would be accretive or dilutive or neutral to earnings in ‘08. We use a long-term 20-year DCF valuation and look at the opportunities for synergies both short-term and long-term. But we will update you on our projections for accretion, dilution as soon as we possibly can.
Andy Schaffer — Farley Capital — Analyst
Okay. Thank you.
Operator
And your next question comes from the line of Ajay Kaduwal of Goldman Sachs. Please proceed, sir.
Ajay Kaduwal — Goldman Sachs — Analyst
Welcome, gentlemen.
Don James — Vulcan Materials — Chairman & CEO
Hello, how are you?
Ajay Kaduwal — Goldman Sachs — Analyst
Very good, thank you. Just wondering if you could comment on mid year price increases. That is how much on average was implemented this year versus last year. Also if the geographic pattern of increases was different versus last year?
Don James — Vulcan Materials — Chairman & CEO
What’s the second part of your question, please?
Ajay Kaduwal — Goldman Sachs — Analyst

That is the geographic pattern of price increases?
Don James — Vulcan Materials — Chairman & CEO
Right, right, right. I think we said that we had double digit price increases in the first half in all markets. We have some price increases that have gone into effect on or about mid year. As I have said many times, that is a market by market, product by product decision. We do not set prices at the corporate level. They are set at the local markets. Suffice it to say, we expect full-year, 12% to 13% price increase for ‘07. In order to achieve that, there will have to be some implemented price increases during the course of ‘07. And they are market-specific. I think generally where demand is strong and supplies are weaker, we will get higher prices than we will otherwise.
Ajay Kaduwal — Goldman Sachs — Analyst
So directionally, were price increases on an average in line with last year or were they lower?
Don James — Vulcan Materials — Chairman & CEO
I think they were very close to last year.
Ajay Kaduwal — Goldman Sachs — Analyst
Great. In terms of a second half pricing outlook of 10% to 12%, how much of that is from mid-year price increases versus what you put in at the beginning of this year?
Don James — Vulcan Materials — Chairman & CEO
You guys always ask that question and I always tell you we’re not smart enough to calculate it. But some of it is from, and you say mid year. I mean, that may be anywhere from April to October. We don’t have — we don’t have a corporate price increase on July 1 all products all markets. It’s very market-specific and — but we do have some price increases that go into effect during some period later than the first of the year.
Ajay Kaduwal — Goldman Sachs — Analyst
Great. Switching to California, you mentioned you were working on increasing reserves there. Could you maybe comment a little on how much you are doing internally, meaning expanding permits at your existing sites versus new sites? And also how much you expect reserves to increase over the next few years?
Don James — Vulcan Materials — Chairman & CEO
We are doing both work at expanding the permitted reserves at existing locations as well as permitting and zoning new locations. We had, as I mentioned in my remarks, some recent success in getting new reserves permitted in the central valley. We are working in all parts of California, San Diego, Los Angeles, the central valley, San Francisco, Sacramento to continue to enhance our reserve base both in our existing operations and in Greenfield sites. We believe California is a market where demand will be growing substantially where the existing reserve base is shrinking. And we will certainly expect to continue work on developing those reserves to be able to meet that increased demand.
Ajay Kaduwal — Goldman Sachs — Analyst

Great, thank you.
Operator
And your next question comes from the line of Mr. Wayne Cooperman of Cobalt Capital.
Wayne Cooperman — Cobalt Capital Management — Analyst
First, did you guys give us any financing guidelines what I think your borrowing costs are going to be for the deal. And I guess the second is sort of just a bigger issue. How much longer or is it possible to continue to have negative volume and double digit price increase? I guess somebody’s asserting that they are expecting pricing to be flat to down next year just because of the weak demand environment and kind of wanted to hear your thoughts on that?
Don James — Vulcan Materials — Chairman & CEO
We gave guidance at the announcement for the Florida Rock transaction about financing costs. We’ll give you additional guidance once that’s — once that’s settled. And we’ll give you the guidance on how much our hedges play a role in that. But at this point, we can’t give you any guidance that’s firm about what our financing costs will be.
Wayne Cooperman — Cobalt Capital Management — Analyst
Can you give us a ballpark?
Don James — Vulcan Materials — Chairman & CEO
I don’t think it’s helpful to do that. As I said earlier, we have hedged some of our interest costs. We’ll be juggling as Dan Sansone said earlier, deciding between various tranches and maturities depending on market conditions at the time we go out. And I can’t speculate what that’s going to be at this point. We’ll certainly give you more guidance on that as we have better information. You ask a second question.
Wayne Cooperman — Cobalt Capital Management — Analyst
Just try to get your thoughts on price increases?
Don James — Vulcan Materials — Chairman & CEO
We believe that given the cost push for aggregate production, given the very high cost of obtaining replacement reserves both through the entitlement process and the cost of the reserves, either land acquisition or royalty rates, that is a very significant cost factor going into aggregate production. It’s going up dramatically as there are fewer and fewer opportunities for expanding aggregate reserves in these high-growth markets. We don’t see any diminution in the cost pressures and replacement cost pressures for aggregates that would indicate that the prices will not continue to grow. If you look at the public companies that have reported on construction materials, I think there has been a consistent trend that aggregate prices are going up even in markets where’s concrete prices and perhaps even some end prices may be flat to down. I think aggregates are a whole different creature than concrete ,cement and some of the other heavy construction materials.
Wayne Cooperman — Cobalt Capital Management — Analyst
Don’t those guys get all squeezed and I guess you are getting bigger with Florida Rock.

Don James — Vulcan Materials — Chairman & CEO
I’m not sure I understand your question.
Wayne Cooperman — Cobalt Capital Management — Analyst
On the cement guy, if they are buying higher price aggregates from you and selling their product at a lower price, their not making a lot of money. And I guess you’re getting more into that business. Or if you own the aggregates, it doesn’t matter?
Don James — Vulcan Materials — Chairman & CEO
One of the facts of life in the heavy construction materials, there’s not a whole lot of elasticity of demand. Though you don’t create demand by lowering prices.
Wayne Cooperman — Cobalt Capital Management — Analyst
Right. Hopefully we’ll ride out the slowdown and things will pick up eventually.
Don James — Vulcan Materials — Chairman & CEO
Well, we’re optimistic about public infrastructure and private nonres. We’ve seen declining residential shipments now for 12 to 15 months. It’s hard in the history of the aggregates industry to find declines that last more than 15 to 18 months. I can’t tell you why that is other than that there is a very diverse group of end markets and almost none of them continue to decline for long periods. We’re seeing big pickups now in office building construction. You know that from 2000 from 9/11 basically through the end of 2005, office construction was falling like a rock and now it’s the fastest growing part of demand. So markets ebb and flow. And fortunately they don’t all ebb and flow in sync. That gives I think a relative stability to demand for aggregates.
Wayne Cooperman — Cobalt Capital Management — Analyst
All right, thanks.
Operator
And your next question comes from the line of Mr. Jack Kasprzak of BB&T Capital Markets.
Jack Kasprzak — BB&T Capital Markets — Analyst
I wanted to ask about California. You outline what’s going on there, sort of big picture with all of the money and bonding issues very well. Some other companies have talked in the shortest space of time here there have been delays in putting that money to work, delays in the California budgeting process. But they’re still optimistic for even fiscal ‘08 for a nice increase in spending. What are you guys seeing? Are you seeing these delays?
Don James — Vulcan Materials — Chairman & CEO
Well, we don’t have anything in ‘07 for projects coming out of this November ballot initiative. We certainly believe that we will see some of the work in calendar ‘08 and then continuing steadily as California goes through the process that they go through with the collaborative effort of state and local governments in identifying projects. But there is so much money there, that even if it is released slowly, it will have a material impact on demand for construction materials in California. We don’t see any reason that it’s going to be pushed beyond ‘08 before we start seeing some of that impact.
Jack Kasprzak — BB&T Capital Markets — Analyst
Right. Okay. Great. I wanted to ask, too, about share repurchase activity or the potential thereof that you might resume buying back stock. How would — stocks down some I suppose in response to all of the concern about housing and how would you view the potential to renew a share buyback program once the Florida Rock deal’s done?
Don James — Vulcan Materials — Chairman & CEO
Jack, we will continue to take a look at what makes sense to us as the best use of our cash. Once the Florida Rock transaction closes, we have to certainly be sensitive to our credit rating and our discussions with the rating agencies. But I think we will not — we’ll have to evaluate conditions and circumstances at the time and decide whether we think it makes sense to buy shares back taking all of those other factors into consideration. But at this point, I can’t say we have any definitive plans. We have existing authorization from our board, and our historical practice has been to tell you after we buy shares rather than to tell you as we say in Alabama that we’re “fixin’ to.” That’ll be our pattern.
Jack Kasprzak — BB&T Capital Markets — Analyst
Okay. Great, thanks very much.
Operator
And your next question comes from the line of Mr. Dean Asaski of Credit Suisse. Please proceed, sir.
Dean Asaski — Credit Suisse — Analyst
Hi. It sounds now like you guys are looking to close Florida Rock towards the end of September, early October, that time frame. Is it fair to assume that at least from Florida Rock shareholders’ perspective that we’ll be receiving the next Florida Rock dividend in the middle of September, if the closing extends beyond the normal payment date, the next date?
Don James — Vulcan Materials — Chairman & CEO
That’s a Florida Rock decision. I can’t comment on that.
Dean Asaski — Credit Suisse — Analyst
But the merger agreement does permit it I’m pretty sure.
Don James — Vulcan Materials — Chairman & CEO
I’m not — whatever it says it says. I can’t tell you what the answer to that is right now.
Dean Asaski — Credit Suisse — Analyst

Okay. Thank you. That’s it.
Don James — Vulcan Materials — Chairman & CEO
Thank you.
Operator
And your next question is a follow-up question from Mr. David MacGregor of Longbow Research. Please proceed, sir.
David MacGregor — Longbow Research — Analyst
Yes, thank you. Don, just wondering as you look at what’s been going on in the Lakes Belt in Florida and environmental concerns taking legal action to preclude aggregate operations, as investors, should we be concerned about this spreading to other place across the country? If you are going to tell us everything’s going to be okay, where’s your sense of conviction on that come from?
Don James — Vulcan Materials — Chairman & CEO
You have to start with the understanding that the Lake Belt is essentially a wetlands issue, and I can’t tell you what percentage of aggregate production in the United States is in wetlands but it’s very low. Florida, of course is — the Lake Belt in Florida is in an environmentally sensitive area. It is a wetlands and the core of engineers is charged with the responsibility of weighing all of the various factors to determine when and where mining is appropriate in wetlands. I don’t — putting wetlands aside and going to the broader question, we certainly believe that there will continue to be challenges and difficulties to getting new operations zoned and permitted. That’s the nature of our business. We’ve understood that for a long time. You may have noticed that Vulcan has been recognized in the Fortune 500 survey, I think two of the last three years. Our rating in social responsibility puts us in the top ten of all companies in that survey.
We believe it’s very important for Vulcan to be a good neighbor and to recognize that notwithstanding zoning and permitting there still is an informal public franchise that we operate under and we believe that is a hugely important part of our business going forward. We do not want to do things that create problems in the communities where we operate or are likely to create problems where we open new sites or Greenfield sites. We aren’t concerned that we will lose production facilities at Vulcan. Because we’ve been very careful in how we have done our work and our community relations. I think it will exacerbate — this whole issue will exacerbate the shortage of reserves and the availability of supply in high-growth markets. Certainly in California and in the southeastern coastal markets. And at the end of the day, that’s likely to be good for our business.
David MacGregor — Longbow Research — Analyst
So, I guess an indirect question, if — well, just thinking about it in dollars and cents where do you see the spread then at present in those higher growth markets between replacement costs and what you are selling the stone for today?
Don James — Vulcan Materials — Chairman & CEO
Well, suffice it to say that the cost of replacement reserves will be substantially higher than our historical costs. We’ve got as we’ve indicated 44, 45 years of reserves. On average our costs in those reserves, literally pennies per ton, a replacement cost or many multiples of that. We’ve got a lot of low-cost reserves yet to mine. But as we go out and secure additional reserves, they will come at dramatically higher costs. There’s no question about that.

David MacGregor — Longbow Research — Analyst
Not so much comparing that replacement costs against your historical costs, but the replacement costs against what you’re selling the stone for today, the market price for stone today, is it still safe to presume the replacement cost is above the market price of stone? If so, is it by 30%, is it by 40%?
Don James — Vulcan Materials — Chairman & CEO
I’m not sure I follow your question. I think the — it is — there’s a combination of the replacement cost of the reserves but the bigger factor is the transportation cost. Let’s use an example in Atlanta or Los Angeles. If the replacement reserves for Los Angeles once the existing local reserves are depleted, will have to come in from 100-plus miles away. You’ll either have to come in by truck or by rail. The cost of moving that material, putting aside the cost of producing it in the reserve, the cost of the transportation will be, pick a number, $7, $8, $9, $10 a ton of incremental cost to get that into the market. And once one considers what the aggregate will need to sell for in Los Angeles to cover that incremental transportation cost, there is a large spread between the delivered cost of aggregate for replacement reserves from the high desert to a very substantial difference to what aggregate is selling for in Los Angeles. Hence, that provides the basis for the level of consistent price increases that you’ve seen in Los Angeles.
David MacGregor — Longbow Research — Analyst
As an example, you’ve chosen a market where there are no further reserves and once it’s depleted, they’ll have to truck in. I’m thinking more in terms of markets where there are reserves where you are facing a permitting process that you need to clear in terms of bringing new reserves to production. And I’m trying to get a sense of how much of a premium the cost of that replacement ton is now over what you are selling it for today as some sort of forward indicator of how much further we’re going to see super pricing in the category.
Don James — Vulcan Materials — Chairman & CEO
Well, there are very few large markets where there are any more reserves in the local market. So almost by definition with a few exceptions, reserves are going to have to come from much further distances than they are currently coming from.
David MacGregor — Longbow Research — Analyst
Okay.
Don James — Vulcan Materials — Chairman & CEO
And that is the largest factor in the pricing environment of aggregates today. You know, if — I mentioned our SAG costs in the quarter and some of our production costs particularly period costs where we capture the work we’re doing getting additional reserves permitted and zoned, there’s a big cost, there’s a lot of costs that go into that whole process. Oftentimes they’re successful. Oftentimes they’re aren’t. You spend a lot of money prospecting. I can’t really answer the question the way you asked it. But suffice it to say, we see much higher costs of obtaining replacement reserves and getting them into the market that provide a dramatic differential between what aggregate prices are today in local markets and what they are likely to have to be going forward.
David MacGregor — Longbow Research — Analyst
Thanks very much.

Operator
(OPERATOR INSTRUCTIONS) And your next question comes from the line of Mr. Michael Lucas of Appaloosa Management. Please proceed. And your next question comes from the line of Mr. Alan Mitrani of Sylvan Lake Asset Management. Please proceed, sir.
Alan Mitrani — Sylvan Lake Management — Analyst
Thank you. I realize the situation you’re in that you obviously haven’t closed the Florida Rock deal yet, you’re reluctant to talk a bit about earning post that. But when you announced the deal originally for Florida Rock, you thought the deal would be — you thought you’d be able to get approximately $50 million of pretax cost synergies and you thought obviously it would close mid year ‘07. That’s not going to happen now. But you thought it would be accretive in ‘08 and beyond. Why the hesitation to reconfirm that it will be accretive in ‘08? I’m just a little confused.
Don James — Vulcan Materials — Chairman & CEO
There are at least three reasons. I’m not confirming or disavowing. I’m just telling you we don’t have the data available to us to compute what that is. The moving parts are financing costs. They are operating earnings projections and they are synergy projections all of which are going to be different in all likelihood than what we projected back in February. And once we go through that whole process and it’s both, certainly on the — it’s — it is not just our numbers or Florida Rock’s numbers, it is what we will be able to achieve together and we just don’t have the data and are not allowed to have the data, frankly, in order to do that work at this point to give you a better guidance. I’m not trying to avoid the question. I’m just telling you, we don’t have the data to give you guidance that we believe to be reliable.
Alan Mitrani — Sylvan Lake Management — Analyst
I mean, I’ll take that as fair, but you did — the truth is you had the data to make a $4 billion plus acquisition. I understand you’re not right there in there getting the exact numbers but your asking your shareholders to be patient over time when it looks like you paid something between 14 and 17 times EBITDA, an all-time high multiple. So I can understand it, and you guys have a great track record of making acquisitions but I think as soon as you get a little more information it may be helpful to come back to the shareholders.
Don James — Vulcan Materials — Chairman & CEO
I agree. We’re eager to do that because it’s usually important to us that you guys understand what the opportunities are here, but for to us do it today, we would have to speculate a lot about some things that are very significant. And we’re not prepared to do that.
Alan Mitrani — Sylvan Lake Management — Analyst
Okay. Thank you.
Operator
There are no more questions in the queue at this time. I would like to turn the call back over to Mr. James. Please proceed, sir.
Don James — Vulcan Materials — Chairman & CEO

Thank you much. Thank you very much for calling in today. We have enjoyed responding to your questions. We look forward to talking with you again at the end of the third quarter. Thank you for your time.
Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a wonderful day.